One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

December 21, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Jones Lang LaSalle Income Property Trust, Inc.

Registration Statement on Form S-11

Filed November 14, 2011

File No. 333-177963

Dear Ms. Barros:

This letter sets forth the response of our client, Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated December 13, 2011 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 1”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1.      Comment: We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your registration statement to the Division of Investment Management for further review.

Response: As described in greater detail on page 67 of Amendment No. 1, the Issuer intends to conduct its operations so that the Issuer and each of its subsidiaries are exempt from registration as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia Barros

December 21, 2011

Company Act defines an “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (the “40% Test”). Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. The Issuer intends to conduct its operations so that the Issuer and most, if not all, of its wholly owned and majority-owned subsidiaries will comply with the 40% Test. In addition, neither the Issuer nor any of its wholly or majority-owned subsidiaries will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because they will not engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Issuer and its subsidiaries will be engaged primarily in non-investment company businesses related to real estate. The Issuer will continuously monitor its holdings on an ongoing basis to determine the compliance of the Issuer and each wholly owned and majority-owned subsidiary with this test.

2.      Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Issuer may determine to include a logo in its prospectus, but does not intend to include any other graphics, maps, photographs or other artwork. In the event that the Issuer determines to include any such items in its prospectus, it will first submit copies to the Commission for review. The Issuer confirms that such graphics and pictorial representations will not be included in any preliminary prospectus distributed to prospective investors prior to the Commission’s review.

3.      Comment: Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

Response: The Issuer will provide the Commission with all promotional material and sales literature, including material that will be used only by broker-dealers.

4.      Comment: Please provide us with a detailed legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have

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December 21, 2011

questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions. Please note that we will refer your response to the Office of Mergers and Acquisition for further review.

Response: The Issuer submitted a draft tender offer no-action request letter to the Office of Mergers and Acquisitions on December 12, 2011.

5.      Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: The Issuer has analyzed the applicability of Regulation M to its share repurchase plan and determined that the elements of its share repurchase plan are consistent with the class relief granted by the Division of Market Regulation.

6. Comment: We note that you are registering $3,000,000,000 worth of shares of your common stock. We further note your disclosure on page 6 where you state that you “intend to conduct a continuous offering that will not have a predetermined duration.” Please confirm to us that you reasonably expect to offer and sell this amount in the next two years or advise. Refer to Rule 415(a)(2).

Response: Based on the Issuer’s review of capital raises by other non-listed REITs and its anticipated broker-dealer platform, the Issuer confirms that it reasonably expects to offer and sell the $3,000,000,000 in shares of common stock it is registering with the Commission pursuant to the Registration Statement within two years of the initial effective date.

7.      Comment: On page 6, we note your disclosure that you will post on your website and make available on a toll-free, automated telephone line your NAV per share as soon as reasonably practicable after the end of each business day. Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than the $10.00 per share or $10.36 per share price, as applicable, listed in this offering.

Response: The Issuer confirms that it will file a post-effective amendment to the Registration Statement on or before such time as the most recent offering price per Class A or Class M share represents a 20% change from the per share price set forth in the Registration Statement, as amended from time to time. This undertaking is disclosed on page (iv) of the Registration Statement and included in Item 37 (Undertakings) of Part II of the Registration Statement in paragraph 1(a)(ii).

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December 21, 2011

8.      Comment: Please provide us a draft of your pricing supplement that includes your calculation of how you will determine NAV. Please note that we may have further comments.

Response: In response to the Commission’s comment, the Issuer has revised page 159 of Amendment No. 1 to disclose that the Issuer will provide the primary valuation components of NAV on a quarterly basis in a prospectus supplement. However, the Issuer respectfully does not intend to include its methodology for calculating net asset value (“NAV”) in its monthly pricing supplements, which will disclose the NAV per share for each share class for each business day during the preceding month, because its methodology is already described in detail in the prospectus that investors will read in conjunction with the supplements.

9.      Comment: Please tell us if you intend to file pricing supplements more frequently than once a month to the extent there is a significant change in daily NAV that is less than 20%.

Response: In response to the Commission’s comment, the Issuer has revised page 159 of Amendment No. 1 to reflect that during the early stages of the Issuer’s life, while its portfolio is growing in size and diversification, if it becomes aware of facts or circumstances that are likely to materially affect its NAV on any particular day, the Issuer will disclose the information as promptly as reasonably practicable through a press release that is posted on its website and in its filings with the Commission, and the Issuer may also decline to accept purchase orders from investors until such information is disclosed or reconfirm orders that were placed after the Issuer became aware of such facts and circumstances until such information is disclosed. The Issuer also acknowledges that a change in daily NAV that constitutes a material change to the prospectus must be disclosed in a prospectus supplement promptly after the change occurs.

10.    Comment: We note disclosure throughout the prospectus regarding your sponsor’s experience. Please expand the disclosure to provide a more complete discussion of the relevant performance of your sponsor. Please balance this disclosure with a discussion of any major adverse business developments experienced by your sponsor.

Response: Although it would be beneficial to the Issuer’s marketing and fund raising efforts to disclose additional information about its sponsor, the Issuer respectfully submits that such additional disclosures could mislead investors by overstating the role of the Issuer’s sponsor. As a result, the nature of the information disclosed regarding the Issuer’s sponsor is not related to prior performance of other real estate programs it has managed. Rather, the Issuer disclosed only information that is relevant to an evaluation of the size, scope and nature of the sponsor’s business, which is important to an investor’s evaluation of the abilities of the sponsor and its wholly owned subsidiary, the Issuer’s advisor, to fulfill the advisor’s role as the Issuer’s external manager. The Issuer believes that the requirements relating to disclosures about issuers’ sponsors set forth in Industry Guide 5 are directed at blind pool offerings where investors must base their investment decision on the performance of the sponsor’s prior real estate programs, rather than the performance and portfolio of a well-established issuer with a substantial real estate portfolio and operating history. Unlike the blind pool offerings Industry Guide 5 is intended to address, the Issuer’s potential investors may evaluate the quality of the Issuer’s

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portfolio, the financial performance of the Issuer as described in the Issuer’s filings under the Securities Exchange Act of 1934, as amended, and the performance of the Issuer’s management team, each of which is more indicative of the Issuer’s future performance than the experience of the Issuer’s sponsor.

With respect to the second part of the Commission’s comment, the Issuer’s sponsor has not experienced any major adverse business developments that would be material to an evaluation of an investment in the Issuer.

Cover Page of Prospectus

11.    Comment: If there are restrictions on the transferability of your common stock, please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

Response: The Issuer respectfully submits that the transfer restrictions should not be described on the cover page of the prospectus because, due to the nature of the Issuer’s offering, it is highly unlikely that any of the transfer restrictions would actually affect a stockholder’s ability to transfer its shares. The transfer restrictions are derived from REIT qualification rules designed to discourage closely held REITs and controlling stockholders and, consequently, will likely be irrelevant to the Issuer given the nature of its existing stockholder base and anticipated additional stockholders from its continuous public offering. The Issuer’s transfer restrictions are set forth below and described in more detail beginning on page 122 of Amendment No. 1:

•

No person or entity may own or acquire, directly or indirectly, more than 9.8% of the value of the Issuer’s then outstanding capital stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of the Issuer’s then outstanding common stock.

•

Any transfer of or other event or transaction with respect to shares of capital stock that would result in the beneficial ownership of the Issuer’s outstanding shares of capital stock by fewer than 100 persons is prohibited.

•

Any transfer of, or other event with respect to, shares of the Issuer’s capital stock that (1) would result in the Issuer being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code of 1986, as amended, (2) would cause the Issuer to own, actually or constructively, 9.8% or more of the ownership interests in a tenant of its real property or any of its direct or indirect subsidiaries or (3) would otherwise cause the Issuer to fail to qualify as a REIT, is prohibited.

As of December 15, 2011, the Issuer’s outstanding common stock was held by 1,760 stockholders, and to the Issuer’s knowledge, none of these stockholders owned more than 5% of the Issuer’s common stock. Thus, even without considering that the Issuer is registering a public offering of up to $3,000,000,000 in shares of common stock, the risk that any of the above

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transfer restrictions may apply to any stockholder is nominal. For these reasons, and because the transfer restrictions are adequately disclosed elsewhere in the prospectus, the Issuer believes that the transfer restrictions should not be disclosed on the cover page of the prospectus.

12.    Comment: Please revise the second sentence of the third paragraph to clarify that the share repurchase plan offers only limited liquidity.

Response: The Issuer has revised the third paragraph on the cover page of the prospectus in response to the Commission’s comment.

13.    Comment: Please provide the disclosure required by Item 501(b)(8)(iii) regarding date the offering will end and any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors.

Response: The Issuer has revised the second paragraph on the cover page of the prospectus to disclose that the Issuer intends to conduct a continuous offering for an indefinite period of time by filing a new registration statement prior to the end of each offering, subject to regulatory approval. The $10,000 initial minimum purchase requirement is described in the same paragraph.

The Issuer respectfully submits that it should not be required to disclose on the cover page of the prospectus that the Issuer will not maintain an escrow account and the effect of this fact on investors. The Issuer believes that this disclosure requirement is designed to address a situation in which an issuer conducting an offering with a minimum offering amount does not provide for investors’ funds to be held in escrow until the minimum offering amount is raised. In such a case, investors are subject to the risk that they will not receive a refund of their investment in the event that the Issuer fails to raise the minimum offering amount. However, a minimum offering amount in connection with the Issuer’s offering is not necessary because the Issuer is an existing company with an established portfolio of assets, which eliminates the risk to investors that the Issuer will fail to raise sufficient capital to acquire a diversified portfolio. Because there is no minimum offering amount in connection with the Issuer’s offering, there is no need to maintain an escrow account. Thus, the Issuer respectfully submits that the absence of any escrow arrangements does not adversely affect investors, and stating this fact on the prospectus cover page would not be meaningful disclosure to investors.

Questions and Answers About this Offering, page 2

Q: Why should I consider an investment in real estate?, page 2

14.    Comment: We note your reference to a NAREIT report that published that an optimized portfolio combining a blend of private direct real estate and publicly traded REITs produced better risk-adjusted returns than either private direct real estate or publicly traded REITs alone. Where you refer to this report in the prospectus, please revise your disclosure to describe the material differences between an investment in you and private real estate. We also

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note your reference to the benefits of direct investments in real estate properties. Please also revise this disclosure where it appears to describe the differences between an investment in you and direct investments in real estate properties.

Response: The Issuer has revised pages 2, 3 and 59 of Amendment No. 1 to clarify that a “direct investment in real estate” is the same as an investment in “private direct real estate” and to describe the potential differences between a direct investment in real estate and an investment in the Issuer.

Q: What is the per share purchase price?, page 6

15.	Comment: We note that your disclosure here for Class A differs from the cover page of the prospectus.

Response: The Issuer respectfully submits that the descriptions of the offering price on the cover page of the prospectus and on page 6 are both accurate. The disclosure on page 6 merely presents additional information, including that (i) the NAV per share as of the offering commencement date will be $10.00 and (ii) following the offering commencement date, the NAV per share will be calculated after the close of business each day.

Prospectus Summary, page 10

Class A and Class M Shares of Common Stock, page 11

16.    Comment: If true, please revise your disclosure in this section to clarify that the dealer manager and distribution fees are paid on all outstanding Class A and M shares so that investors will pay such fees not only once but on a continuous basis. Please also revise your disclosure to clarify that such fees will be paid until they equal 10% of the gross proceeds from the primary portion of the offering.

Response: The Issuer respectfully directs the Commission to the second column of each table on pages 14 and 93-94 of Amendment No. 1, where the Issuer has disclosed that it will “cease paying the dealer manager fee and distribution fee with respect to shares sold in this offering on the date at which total underwriting compensation paid with respect to such shares equals 10% of the gross proceeds from the primary portion of this offering.” In addition, the Issuer has also disclosed in the same column that the dealer manager fee will be paid “on a continuous basis from year to year.” However, in response to the Commission’s comment, the Issuer has revised each table on pages 14 and 94 in Amendment No. 1 to additionally disclose that the distribution fee will be paid “on a continuous basis from year to year.”

Leverage, page 13

17.    Comment: We note your disclosure in the section that during the ramp up period, you intend to use modest amounts of leverage to finance new acquisitions. Please disclose your target leverage ratio during the ramp up periods.

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December 21, 2011

Response: The Issuer has revised pages 13 and 65 of Amendment No. 1 in response to the Commission’s comment to disclose that during the period before the Issuer has raised substantial proceeds in the offering and its total NAV has reached $800 million (the “Ramp-Up Period”), the Issuer intends to use lower amounts of leverage, if any, to finance its new acquisitions in order to reduce its overall portfolio leverage. In addition, the revised disclosure explains that as the Issuer progresses toward its long-term target leverage ratios during the Ramp-Up Period, the Issuer expects that its leverage will not exceed its most recently reported leverage ratio of 78% of the gross value of its assets as of September 30, 2011. The Issuer respectfully submits that any attempt to define more specific leverage targets during the Ramp-Up Period would be speculative and misleading because the actual leverage ratio during this period will depend on a variety of unknown factors, including general market conditions, market terms for available financing and refinancing, opportunities for acquisitions of targeted assets as capital is raised and the amount and timing of capital raised.

Fees and Expenses, page 13

18.    Comment: We note your disclosure on page 13 that you do not intend to pay acquisition, disposition or financing fees to your advisor in connection with the purchase or sale of your investments. Please revise this sentence to clarify that you will pay your advisor an advisory fee.

Response: The Issuer respectfully directs the Commission to the sentence preceding the sentence referenced by the Commission, in which the Issuer disclosed that it “will pay [its] advisor . . .. the fees and expense reimbursements described below.” The Issuer respectfully submits that it would be repetitive to disclose in both consecutive sentences that it will pay fees to its advisor.

19.    Comment: Please revise this table and the table on page 93 to include the following:

•	a separate column to identify the parties that receive each of the fees listed in the table;

•	aggregate dealer manager and distribution fees assuming you sell the maximum offering; and

•	clarification of whether the dealer manager and distribution fee will be calculated based on the shares outstanding.

Response: The Issuer respectfully submits that there is insufficient space to add an additional column and that no extra column is needed to disclose the recipients of the compensation since that information is disclosed in the first sentence of the second column for each item of compensation.

With respect to the second part of the Commission’s comment, the Issuer respectfully submits that disclosing the aggregate dealer manager and distribution fees that will be paid over the life of the offering would be misleading to investors because of the “best efforts” nature of the offering, which creates uncertainty as to the duration of the offering. Unlike the Issuer,

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December 21, 2011

traditional, finite-life non-listed REITs pay these fees up front as a percentage of offering proceeds and, as a result, the maximum dollar amount of the fees can be calculated with certainty based on the assumption that the maximum offering amount is raised. However, the Issuer’s dealer manager fees and distribution fees are payable over time based on NAV, and disclosing the aggregate fees may be misleading because stockholders may not maintain their investment over the entire period in which these fees are paid. The Issuer believes that it is more meaningful to disclose the fees that will be paid on an annual basis, from which investors may easily understand the fees that will be paid over the period in which they intend to maintain their investment. Further, the Issuer disclosed in each compensation table that the dealer manager fee and distribution fee will be paid until the date at which total underwriting compensation paid equals 10% of the gross offering proceeds from the primary offering. Thus, investors are informed of, and can easily calculate, the total maximum aggregate underwriting compensation based on the maximum amount of offering proceeds.

With respect to the third part of the Commission’s comment, the Issuer has disclosed in each compensation table that the dealer manager fee will be calculated as a percentage of NAV for outstanding Class A and Class M shares and that the distribution fee will be calculated as a percentage of NAV for the outstanding Class A shares.

20.    Comment: Please revise your estimated fee amounts to include fees to be paid assuming the maximum amount of leverage is utilized. See Industry Guide 5.

Response: The Issuer respectfully submits that leverage will have no impact on the amount of fees paid because the fees are calculated as a percentage of NAV. The incurrence of debt to fund acquisitions results in equal increases to assets and liabilities and, consequently, has no effect on NAV. The amount of organization and offering expense reimbursements may vary based on the amount of offering proceeds due to the 15% limit on such expenses, but are not affected by the Issuer’s utilization of leverage. Last, the Issuer cannot estimate the amount of operating expense reimbursements, regardless of whether leverage is utilized, because the amounts are dependent upon actual expenses incurred.

Our Structure, page 18

21.	Comment: Please revise your chart to indicate the percentage ownership of Jones Lang LaSalle Affiliates in you.

Response: The Issuer has revised the structure chart on page 18 of Amendment No. 1 in response to the Commission’s comment.

Distributions, page 19

22.    Comment: If you intend to pay distributions in excess of earnings and cash flow from operations, please revise your disclosure to include an affirmative statement to that effect.

Response: The Issuer disclosed on page 124 of Amendment No. 1 that its “policy will be to pay distributions from cash flow from operations.” Therefore, the Issuer does not intend to

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pay distributions in excess of cash flow from operations. Public, non-listed REITs generally use cash flow from operations, rather than earnings, as a metric for evaluating the funding of distributions because distributions require the payment of cash. Public, non-listed REITs routinely pay distributions in excess of earnings because earnings require the deduction of non-cash expenses (such as depreciation and amortization), which do not affect the amount of cash available for distribution. Thus, the Issuer respectfully submits that it would not be appropriate to affirmatively disclose that it intends to pay distributions in excess of earnings as such a statement would not be meaningful to investors in the context of a public, non-listed REIT.

Estimated Use of Proceeds, page 55

23.    Comment: We note your disclosure on page 57 that the cornerstone of your investment strategy is to acquire and manage income-producing commercial real estate properties and real estate-related assets around the world, and that, to a lesser degree, you also intend to invest in debt and equity interests backed principally by real estate. Please revise this section to state the anticipated holdings of each of your targeted assets and how that would be affected, if it will, if you raise an amount substantially less than your maximum offering amount. Refer to Instructions (a) to Item 504 of Regulation S-K.

Response: The Issuer has revised page 60 of Amendment No. 1 in response to the Commission’s comment.

24.    Comment: We note that you intend to use a portion of the net proceeds to reduce borrowings and repay indebtedness incurred under various financing instruments. Please revise this section to set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instructions to Item 504 of Regulation S-K.

Response: In response to the Commission’s comment, the Issuer has revised page 55 of Amendment No. 1 to include a cross-reference to page 74 of Amendment No. 1, which contains a detailed chart setting forth information about the Issuer’s indebtedness.

25.	Comment: Please revise to include estimated dealer manager, distribution and advisory fees.

Response: The Issuer respectfully submits that dealer manager fees, distribution fees and advisory fees should not be included in the use of proceeds table because these fees will be paid over time and, therefore, have no impact on the net offering proceeds.

Our Real Estate Investments, page 69

26.    Comment: Please revise this section to provide the occupancy rate expressed as a percentage for each property for the last five years for each material property as required by Item 15 of Form S-11. If no individual property is material, please provide this disclosure for your property portfolio.

Ms. Sonia Barros

December 21, 2011

Response: The Issuer has revised page 73 of Amendment No. 1 in response to the Commission’s comment.

27.	Comment: Please revise the “Top Ten Tenant” table to include rental per annum or advise.

Response: The Issuer has revised page 71 of Amendment No. 1 in response to the Commission’s comment.

28.    Comment: Please disclose the average effective annual rent per square foot for each material property. If no individual property is material, please provide this disclosure for your property portfolio.

Response: The Issuer respectfully directs the Commission to page 73 of Amendment No. 1, which includes the average effective annual rent per square foot for each sector of the Issuer’s portfolio.

Management, page 76

29.    Comment: Please revise this section to briefly describe the duties of your executive officers and what these officers will do for you on a day-to-day basis in these capacities.

Response: The Issuer has revised page 81 of Amendment No. 1 in response to the Commission’s comment.

Directors and Executive Officers, page 78

30.    Comment: For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Response: The Issuer has revised page 79 of Amendment No. 1 to describe the experience, qualifications, attributes or skills that led to the conclusion of the Issuer’s board of directors that Lynn C. Thurber should serve as a director of the Issuer. With respect to the remaining directors, the pertinent disclosures are incorporated by reference to the Issuer’s annual proxy statement under “Information Regarding the Board of Directors and its Committees—Information About Each Director’s Qualifications, Experience, Attributes or Skills.”

Conflicts of Interest, page 96

Interests in Other Real Estate Programs, page 96

31.    Comment: Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you.

Ms. Sonia Barros

December 21, 2011

Response: The Issuer has revised page 97 of Amendment No. 1 in response to the Commission’s comment.

32.    Comment: We note that certain of your officers and non-independent directors also are officers of your advisor and other Jones Lang LaSalle affiliates. Please revise your disclosure to identify the other Jones Lang LaSalle affiliates.

Response: The Issuer has revised page 97 in response to the Commission’s comment.

Net Asset Value Calculation and Valuation Guidelines, page 101

33.    Comment: Please tell us what consideration you have given to identifying the independent valuation advisor as an expert for your NAV and filing its consent as it relates to NAV as an exhibit to the registration statement. Refer to Section 7(a) and Rule 436 of the Securities Act.

Response: Based on a review of Section 7(a) and Rule 436 of the Securities Act, Question 141.02 under the Compliance and Disclosure Interpretations for the Securities Act and the Staff’s comments on registration statements filed by similarly structured issuers, the Issuer determined that it is appropriate to name the Issuer’s independent valuation advisor as an expert and file its consent as an exhibit to the Registration Statement because the independent valuation advisor’s appraisals, though not individually disclosed or summarized in any public filing, are used and relied upon by the advisor in calculating the Issuer’s NAV.

Historical NAV Per Share, page 110

34.    Comment: Please note that our review of your historical NAV per share and your valuation guidelines is still under review. We may have further comments.

Response: Acknowledged.

Share Repurchase Plan, page 113

Repurchase Limitations, page 115

35.    Comment: We note your disclosure on page 116 where you state that, “[a]ny suspension of, or material modification to, the share repurchase plan will be disclosed to stockholders.” Please revise your disclosure to provide a timeframe for disclosure.

Response: The Issuer has revised page 117 of Amendment No. 1 in response to the Commission’s comment.

Ms. Sonia Barros

December 21, 2011

Item 36. Financial Statements and Exhibits, page II-3

36.    Comment: We note that you have filed “form of” certain exhibits. Please advise us if you will not be filing the final, executed agreements or documents (as applicable) prior to effectiveness of the registration statement.

Response: Prior to the effectiveness of the Registration Statement, the Issuer will file final, executed versions of each agreement and document listed in the exhibit index in Amendment No. 1, except for the Form of Subscription Agreement.

37.    Comment: Please confirm that you will file final, executed opinions prior to the effective date of the registration statement and that you will revise the exhibit index so that it no longer reflects “form of” the opinions.

Response: The Issuer confirms that it will file final, executed tax and legal opinions prior to the effective date of the Registration Statement and that it will revise the exhibit index accordingly.

Item 37. Undertakings, page II-3

38.	Comment: Please provide the undertakings required by Guide 5.

Response: The Issuer has revised page II-4 of Amendment No. 1 to include the undertakings set forth in Section 20(A)(c) and 20(B) of Industry Guide 5. The remaining undertakings in Industry Guide 5 are included in the Registration Statement, except for the undertakings described below:

•

The undertaking set forth in Section 20(C) of Industry Guide 5 requires the delivery to stockholders of the Form 10-K only for an issuer’s first full fiscal year of operations and, as a result, is inapplicable to the Issuer because the Issuer’s first Form 10-K was filed for the year ended December 31, 2006.

•

The undertakings set forth in Section 20(D) of Industry Guide 5 are directed to issuers conducting blind pool offerings that do not have an established portfolio or any significant operating history. For these issuers, during the early stage of their offerings, it is important for investors to be promptly informed of each property acquisition and to be provided with detailed financial information about the acquired properties. However, the Issuer has a lengthy operating history and a substantial portfolio and, therefore, is not conducting a blind pool offering. As of September 30, 2011, it reported net investments in real estate of approximately $743 million. Thus, with respect to the issuer, the significance to investors of each property acquisition and the detailed financial information required by Rule 3-14 of Regulation S-X regarding the acquired properties is substantially diminished.

•	The undertaking set forth in Section 20(E) of Industry Guide 5 should not be included in the Registration Statement because, although the Issuer has submitted a request for a

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private letter ruling from the Internal Revenue Service, the Issuer will not permit its offering to be declared effective before the private letter ruling is obtained.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	C. Allan Swaringen, Jones Lang LaSalle Income Property Trust, Inc.

Jason W. Goode, Alston & Bird LLP